                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 6)
                                           -----

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                   AAON, INC.
                                ---------------
                                (Name of Issuer)

                     COMMON STOCK, $.004 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    000360206
                                 --------------
                                 (CUSIP Number)


                          BAY HARBOUR MANAGEMENT, L.C.
                          TOWER INVESTMENT GROUP, INC.
                               STEVEN A. VAN DYKE
                  777 South Harbour Island Boulevard, Suite 270
                              Tampa, Florida 33602
                                 (813) 272-1992

                              DOUGLAS P. TEITELBAUM
                                885 Third Avenue
                                   34th Floor
                            New York, New York 10022
                                 (212) 371-2211
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   May 5, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

    Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b)
             for other parties to whom copies are to be sent.

                    (Continued on the following pages)
                          (Page 1 of 8 Pages)
                                    ----

CUSIP No. 000360206                  13D                    Page 2 of 8 Pages
-------------------                                         -----------------


-----------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON                    Steven A. Van Dyke

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON   N/A
-----------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)   / /

                                                               (b)   /X/
-----------------------------------------------------------------------------
   3   SEC USE ONLY
-----------------------------------------------------------------------------
   4   SOURCE OF FUNDS                                      OO, PF
-----------------------------------------------------------------------------
   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)      / /
-----------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION                 United States
-----------------------------------------------------------------------------
  Number of         7   SOLE VOTING POWER                         -0-
    Shares      -------------------------------------------------------------
 Beneficially       8    SHARED VOTING POWER                  992,690
  Owned by      -------------------------------------------------------------
    Each            9    SOLE DISPOSITIVE POWER                    -0-
  Reporting     -------------------------------------------------------------
 Person With        10   SHARED DISPOSITIVE POWER             992,690
-----------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       992,690
-----------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       / /
-----------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       15.95%
-----------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON                                IN, HC
-----------------------------------------------------------------------------

CUSIP No. 000360206                  13D                    Page 3 of 8 Pages
-------------------                                         -----------------


-----------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON                    Douglas P. Teitelbaum

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON   N/A
-----------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)   / /

                                                               (b)   /X/
-----------------------------------------------------------------------------
   3   SEC USE ONLY
-----------------------------------------------------------------------------
   4   SOURCE OF FUNDS                                          OO
-----------------------------------------------------------------------------
   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)      / /
-----------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION                 United States
-----------------------------------------------------------------------------
  Number of         7   SOLE VOTING POWER                         -0-
    Shares      -------------------------------------------------------------
 Beneficially       8    SHARED VOTING POWER                  992,690
  Owned by      -------------------------------------------------------------
    Each            9    SOLE DISPOSITIVE POWER                    -0-
  Reporting     -------------------------------------------------------------
 Person With        10   SHARED DISPOSITIVE POWER             992,690
-----------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       992,690
-----------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       / /
-----------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       15.95%
-----------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON                                IN, HC
-----------------------------------------------------------------------------

CUSIP No. 000360206                  13D                    Page 4 of 8 Pages
-------------------                                         -----------------

-----------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON                 Tower Investment Group, Inc.

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON   59-2924229
-----------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)   / /

                                                               (b)   /X/
-----------------------------------------------------------------------------
   3   SEC USE ONLY
-----------------------------------------------------------------------------
   4   SOURCE OF FUNDS                                          OO
-----------------------------------------------------------------------------
   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)      / /
-----------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION                    Florida
-----------------------------------------------------------------------------
  Number of         7   SOLE VOTING POWER                       992,690
    Shares      -------------------------------------------------------------
 Beneficially       8    SHARED VOTING POWER                         -0-
  Owned by      -------------------------------------------------------------
    Each            9    SOLE DISPOSITIVE POWER                 992,690
  Reporting     -------------------------------------------------------------
 Person With        10   SHARED DISPOSITIVE POWER                    -0-
-----------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       992,690
-----------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       / /
-----------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       15.95%
-----------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON                                   HC
-----------------------------------------------------------------------------

CUSIP No. 000360206                  13D                    Page 5 of 8 Pages
-------------------                                         -----------------

-----------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON                Bay Harbour Management, L.C.

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON    59-3418243
-----------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)   / /

                                                               (b)   /X/
-----------------------------------------------------------------------------
   3   SEC USE ONLY
-----------------------------------------------------------------------------
   4   SOURCE OF FUNDS                                          OO
-----------------------------------------------------------------------------
   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)      / /
-----------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION                   Florida
-----------------------------------------------------------------------------
  Number of         7   SOLE VOTING POWER                     992,690
    Shares      -------------------------------------------------------------
 Beneficially       8    SHARED VOTING POWER                       -0-
  Owned by      -------------------------------------------------------------
    Each            9    SOLE DISPOSITIVE POWER               992,690
  Reporting     -------------------------------------------------------------
 Person With        10   SHARED DISPOSITIVE POWER                  -0-
-----------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       992,690
-----------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       / /
-----------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       15.95%
-----------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON                                   IA
-----------------------------------------------------------------------------

CUSIP No. 000360206                  13D                    Page 6 of 8 Pages
-------------------                                         -----------------


               This Amendment No. 6 amends and supplements the Statement on
Schedule 13D, originally filed with the U.S. Securities and Exchange Commission (the "SEC") on October 27, 1998, by Bay Harbour Management, L.C. ("Bay Harbour"), Tower Investment Group, Inc. ("Tower"), as the majority stockholder of Bay Harbour, Steven A. Van Dyke ("Van Dyke"), in his capacity as a stockholder and President of Tower, and Douglas P. Teitelbaum ("Teitelbaum"), in his capacity as a stockholder of Tower, as amended by Amendment No. 1 thereto filed with the SEC on February 19, 1999, Amendment No. 2 thereto filed with the SEC on March 12, 1999, Amendment No. 3 thereto filed with the SEC on April 6, 1999, Amendment No. 4 thereto filed with the SEC on April 7, 1999 and Amendment No. 5 thereto filed with the SEC on April 16, 1999, (the "Schedule 13D"). Capitalized terms used herein and not otherwise defined have the meanings assigned to them in the Schedule 13D.

ITEM 5  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended in its entirety to read as follows:

               (a) As of the filing date of this Statement, each Reporting Persons beneficially own 992,690 shares of Aaon Common Stock, which represent approximately 15.95% of Aaon Common Stock outstanding based upon 6,225,449 shares of Aaon Common Stock outstanding as of March 1, 1999 as set forth in the Company's annual report filed on Form 10-K on March 25, 1999 with the SEC. For purposes of disclosing the number of shares beneficially owned by each of the Reporting Persons, (A) Van Dyke and Teitelbaum are deemed to beneficially own all shares of Aaon Common Stock that are beneficially owned by Tower and Bay Harbour and (B) Tower is deemed to beneficially own all shares of Aaon Common Stock that are beneficially owned by Bay Harbour.

               (b) Each Reporting Person has (i) the sole power to vote or direct the vote of the 992,690 shares of Aaon Common Stock held by Bay Harbour; and (ii) the sole power to dispose of or to direct the disposition of such 992,690 shares of Aaon Common Stock; except that Van Dyke and Teitelbaum share with each other their voting and disposition power.

               (c) Information concerning transactions in the Shares of Aaon Common Stock by the Reporting Persons since the last amendment of this
Schedule 13D is set forth below. All of the shares of Aaon Common Stock listed below were purchased in open market purchases.



 Purchasing Entity     Transaction Date      Number of Shares    Price per Share
    Bay Harbour            4/27/99               32,000              11.21
    Bay Harbour            4/28/99                6,900              11.26
    Bay Harbour            4/29/99               25,000              11.30
    Bay Harbour            5/05/99                1,400              11.19

               (d) The 992,690 shares of Aaon Common Stock held by Bay Harbour reported in this Statement are beneficially owned by Van Dyke, Teitelbaum, Tower and Bay Harbour for the benefit of certain investment partnerships and managed accounts over which Van Dyke, Teitelbaum, Tower and Bay Harbour control the power to (i) direct the voting of such shares of Aaon Common Stock and (ii) dispose of such shares of Aaon Common Stock. The limited partners of the investment partnerships and the investors in the managed accounts for which Bay Harbour acts as an investment adviser have the right to participate in the receipt of dividends

CUSIP No. 000360206                  13D                    Page 7 of 8 Pages
-------------------                                         -----------------


from, or proceeds from the sale of, securities held by their funds or accounts, as the case may be. Other than Trophy Hunter Investments, Ltd., no such fund, single limited partner of any of such funds nor any investor in a managed account has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, shares of Aaon Common Stock reported in this Schedule 13D representing more than five percent of the outstanding Aaon Common Stock.

               (e) Not applicable

CUSIP No. 000360206                  13D                    Page 8 of 8 Pages
-------------------                                         -----------------



                                   SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of: May 6, 1999                  TOWER INVESTMENT GROUP, INC.


                                          By: /s/ Steven A. Van Dyke
                                          -------------------------------
                                          Name: Steven A. Van Dyke
                                          Title: President



                                          BAY HARBOUR MANAGEMENT, L.C.


                                          By: /s/ Steven A. Van Dyke
                                          -------------------------------
                                          Name: Steven A. Van Dyke
                                          Title: President



                                          /s/ Steven A. Van Dyke
                                          -------------------------------
                                          Steven A. Van Dyke



                                          /s/ Douglas P. Teitelbaum
                                          -------------------------------
                                          Douglas P. Teitelbaum